Exhibit 99.1

Contact:
Gilad Yehudai
CFO
(972) 77-774-5060
gilady@radcom.com

FOR IMMEDIATE RELEASE

RADCOM REPORTS $5.7M REVENUES FOR Q4,
30% INCREASE OF FULL-YEAR SALES TO $20.5M FOR 2013

- Breakthrough New MaveriQ Solution To Boost Gross Margin Over
Time to >75% While Slashing Book-to-Revenue Period -

TEL-AVIV, Israel – February 5, 2014-- RADCOM Ltd. (RADCOM) (NASDAQ: RDCM), a leading provider of service assurance and customer experience solutions, today reported $5.7 million in sales and a return to profitability for the fourth quarter of 2013, a 30% increase in sales for 2013, and a significant improvement in its bottom line results.

In $ thousands	Q4 2013	Q3 2013	Change	2013	2012	Change
Revenues	$5,707	$4,758	20%	$20,482	$15,786	30%
Operating expenses	$3,291	$3,460	(5%)	$13,721	$15,157	(9%)
Net income (loss) (GAAP)	$117	$(1,148)	--	$(1,420)	$(5,987)	(76%)
Net income (loss) (non-GAAP)	$187	$(1,017)	--	$(921)	$(5,315)	(83%)

Results for the Full Year 2013

RADCOM’s 2013 revenues increased by 30% to $20.5 million from $15.8 million in 2012, while operating expenses for the period declined by 9%. Net loss for 2013 decreased by 76% to $(1.4) million, or $(o.19) per ordinary share (basic and diluted), from $(6.0) million, or $(o.93) per ordinary share (basic and diluted), in 2012. Non-GAAP net loss for the year declined by 83% to $(0.9) million, or $(0.13) per share (basic and diluted), compared with $(5.3) million, or $(0.83) per share (basic and diluted) for 2012.

Results for the 4th Quarter of 2013

For the fourth quarter, revenues totaled $5.7 million, an increase of 20% compared with the third quarter of 2013 and 11% compared with $5.1 million in the fourth quarter of 2012. Operating expenses for the quarter declined to $3.3 million, down 6% compared with the fourth quarter of 2012 and 5% compared with the third quarter of 2013. With higher revenues and lower operating expenses, the Company generated net income for the quarter of $117,000, or $0.01 per ordinary share (basic and diluted). This compared with a net loss of $(332,000), or $(0.05) per ordinary share (basic and diluted), for the fourth quarter of 2012. On a non-GAAP basis, net income for the quarter totaled $187,000, or $0.02 per ordinary share (basic and diluted), compared with a non-GAAP net loss of $(58,000), or $(0.01) per ordinary share (basic and diluted), for the fourth quarter of 2012.

Comments of Management

“The fourth quarter was a strong end to a very good year for RADCOM – a year in which the successful performance of all our growth drivers enabled us to achieve a 30% increase in sales, a significant improvement in the bottom line, a strong backlog and an extremely healthy pipeline of new opportunities,” commented David Ripstein, RADCOM's CEO.

“A number of factors make us optimistic as we move into 2014,” continued Mr. Ripstein. “We are excited by positive market reaction to our breakthrough new MaveriQ solution – a software-based product with the potential to substantially shorten our book-to-revenue period while significantly boosting our gross margin. Based on our experience with initial MaveriQ deployments, we have re-set our long-term gross margin target to above 75%.”

“In parallel, we continue to benefit from our global base of over 70 top-tier customers, as demonstrated by a number of significant new LTE-service assurance orders that we have received recently. We believe the combination of strong market needs, an extensive customer base, groundbreaking products and a streamlined software-based delivery will enable us to generate additional growth in 2014 and beyond.”

Earnings Conference Call

RADCOM's management will hold an interactive conference call today at 9:00 AM Eastern Time (16:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from February 6th on RADCOM's website.

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About RADCOM

RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier- grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.radcom.com

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd. Consolidated Statements of Operations
(1000's of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)
Sales	$5,707	$5,152	$20,482	$15,786
Cost of sales	2,213	1,842	7,890	6,182
Gross profit	3,494	3,310	12,592	9,604

Research and development, gross	1,480	1,500	5,615	6,102
Less - royalty-bearing participation	597	427	1,537	1,567
Research and development, net	883	1,073	4,078	4,535
Sales and marketing	1,882	1,781	7,592	8,515
General and administrative	526	657	2,051	2,107
Total operating expenses	3,291	3,511	13,721	15,157
Operating income (loss)	203	(201)	(1,129)	(5,553)

Financing expenses, net	(86)	(131)	(291)	(314)
Income (loss) before taxes	117	(332)	(1,420)	(5,867)
Taxes	-	-	-	(120)
Net income (loss)	$117	$(332)	$(1,420)	$(5,987)

Basic net income (loss) per ordinary share	$0.01	$(0.05)	$(0.19)	$(0.93)

Diluted net income (loss) per ordinary share	$0.01	$(0.05)	$(0.19)	$(0.93)

Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	7,936,829	6,449,780	7,340,056	6,442,068

Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	8,318,024	6,449,780	7,340,056	6,442,068

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2013	2012	2013	2012
	(unaudited)	(unaudited)	(unaudited)	(audited)

GAAP net income (loss)	$117	$(332)	$(1,420)	$(5,987)
Stock-based compensation (1)	70	274	499	672
Non-GAAP net income (loss)	$187	$(58)	$(921)	$(5,315)
Non-GAAP income (loss) per share (diluted)	$0.02	$(0.01)	$(0.13)	$(0.83)

Number of shares used in computing Non-GAAP income (loss) per share (diluted)	8,318,024	6,449,780	7,340,056	6,442,068

(1) Stock-based compensation:
Cost of sales	1	1	7	14
Research and development	10	61	117	205
Sales and marketing	7	33	82	167
General and administrative	52	179	293	286
	70	274	499	672

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of	As of
	December 31, 2013	December 31, 2012
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	1,185	1,474
Restricted Cash	1,505	1,452
Trade receivables, net	5,723	3,292
Inventories	4,352	6,736
Other receivables	3,092	3,555
Total Current Assets	15,857	16,509

Severance pay fund	3,535	3,090

Property and equipment, net	253	268

Total Assets	19,645	19,867

Liabilities and Shareholders' Equity
Current Liabilities
Short term bank credit	629	1,058
Short term loans	-	1,527
Trade payables	2,257	1,920
Deferred revenue and advances from customers	1,305	2,970
Employees and payroll accruals	2,109	1,996
Other payables and accrued expenses	1,795	1,844
Total Current Liabilities	8,095	11,315

Long-Term Liabilities
Deferred revenue	107	37
Accrued severance pay	3,944	3,518
Total Long-Term Liabilities	4,051	3,555

Total Liabilities	12,146	14,870

Shareholders' Equity
Share capital	335	251
Additional paid-in capital	65,791	61,470
Accumulated other comprehensive loss	(805)	(322)
Accumulated deficit	(57,822)	(56,402)
Total Shareholders' Equity	7,499	4,997

Total Liabilities and Shareholders' Equity	19,645	19,867